Exhibit 99.1

LUMENIS LTD.

NOTICE OF 2009 ANNUAL GENERAL MEETING OF
SHAREHOLDERS TO BE HELD ON DECEMBER 21, 2009

Yokneam, Israel
November 13, 2009

To the Shareholders of Lumenis Ltd. (“Lumenis”, the “Company” or “we”):

        NOTICE IS HEREBY GIVEN that the 2009 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “meeting”) of Lumenis will be held at our executive offices at 7 Ha’yitzira Street, Yokneam Industrial Park, Yokneam, Israel, on Monday, December 21, 2009 at 1:30 p.m. (Israel time).

        The agenda of the Annual General Meeting will be as follows:

(1)	To re-elect Ms. Talia Livni as an External Director of Lumenis for an additional three-year term;

(2)	To re-elect each of Messrs. Harel Beit-On, Yoav Doppelt and Eugene Davisto our board of directors;

(3)	To approve the re-pricing of stock options granted to Mr. Eugene Davis, one of our directors;

(4)	To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global Limited, as our independent auditors and to authorize our board of directors (with power of delegation to our audit committee) to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services;

(5)	To discuss the Auditors’ Report and our Consolidated Financial Statements as of and for the year ended December 31, 2008; and

(6)	To transact such other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof.

        The proposals and details with respect to the meeting are described more fully in the attached proxy statement, which we urge you to read in its entirety.

        Shareholders of record at the close of business on November 11, 2009 are entitled to notice of and to vote at the meeting. All shareholders are cordially invited to attend the meeting in person.

        Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the pre-addressed envelope provided, so as to be received not less than forty eight (48) hours in advance of the meeting. No postage is required if mailed in the United States to our United States transfer agents, American Stock Transfer and Trust Company. Shareholders who attend the meeting, may revoke their proxies and vote their shares in person.

        If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you may either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the meeting.

        Joint holders of our Ordinary Shares should take note that, pursuant to our articles of association, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other holder(s) of the share, and for this purpose seniority will be determined by the order of registration of the joint holders in the register of shareholders.

By order of the Board of Directors, Harel Beit-On Chairman of the Board of Directors Dov Ofer Chief Executive Officer

LUMENIS LTD.

YOKNEAM INDUSTRIAL PARK, P.O. BOX 240, YOKNEAM 20692, ISRAEL

(TELEPHONE: +972 4-959-9000; FAX: +972 4-959-9050)

PROXY STATEMENT

2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

INTRODUCTION

        This proxy statement is being furnished to our shareholders in connection with the solicitation of proxies by our board of directors for use at our 2009 Annual General Meeting of Shareholders (the “Annual General Meeting” or the “meeting”), and at any adjournment or postponement thereof, pursuant to the accompanying Notice of 2009 Annual General Meeting of Shareholders. The meeting will be held at our executive offices at 7 Ha’yitzira Street, Yokneam Industrial Park, Yokneam, Israel, on Monday, December 21, 2009 at 1:30 p.m. (Israel time).

Purpose of the Annual General Meeting

        It is proposed that at the meeting resolutions will be adopted for the following:

(1)	To re-elect Ms. Talia Livni as an External Director of Lumenis for an additional three-year term;

(2)	To re-elect each of Messrs. Harel Beit-On, Yoav Doppelt and Eugene Davisto our board of directors;

(3)	To approve the re-pricing of stock options granted to Mr. Eugene Davis, one of our directors; and

(4)	To approve the re-appointment of Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global Limited, as our independent auditors and to authorize our board of directors (with power of delegation to our audit committee) to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services;

        In addition, the Auditors’ Report and our Consolidated Financial Statements as of and for the year ended December 31, 2008 will be discussed at the Annual General Meeting.

        We may also transact such other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof, although we are not aware of any such matters. If any other matters properly come before the Annual General Meeting or any adjournment or postponement thereof, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

Voting and Quorum

        Our board of directors has fixed the close of business on November 11, 2009 as the record date for the determination of the shareholders who are entitled to notice of, and to vote at, the meeting and any adjournment or postponement thereof. On the said record date, we had outstanding 215,340,549* Ordinary Shares. Each Ordinary Share outstanding on the record date will entitle its holder to one vote upon each of the matters submitted to shareholders for consideration at the meeting.

* Excludes 35,527 shares of treasury stock.

        A quorum must be present in order for the meeting to be held. The presence in person or by proxy of at least two shareholders holding shares conferring in the aggregate at least thirty-three and a third per cent (33 1/3) of the voting power of the Company on the record date will constitute a quorum for the transaction of business at the meeting. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall be adjourned to Monday, December 28, 2009, at the same time and place, or to such day and such time and place as the chairman of the meeting may determine. At such adjourned meeting, the required quorum consists of any two or more shareholders present in person or by proxy.

        Abstentions and broker non-votes are counted as shares present for determination of a quorum. For purposes of determining whether a matter is approved by the shareholders, abstentions and broker non-votes will not be treated as either votes “for” or “against” the matter.

Proxies

        Shareholders may elect to vote their shares once, either by attending the meeting in person, or by a duly executed proxy as detailed below. If your shares are held in “street name” (meaning held through a bank, broker or other nominee), you may either direct the record holder of your shares on how to vote your shares or obtain a legal proxy from the record holder to vote the shares at the meeting.

        Proxies for use at the meeting are being solicited by our board of directors. A form of proxy for use at the Annual General Meeting and a return envelope for the proxy are enclosed. Proxies will be solicited primarily by mail and forms of proxy are being mailed to shareholders on or about November 13, 2009, together with this proxy statement and the accompanying notice of meeting. Certain of our officers, directors, employees, legal counsel and agents may solicit proxies by telephone, facsimile, electronic mail or other personal contact. However, such parties will not receive additional compensation therefor. We will bear the cost of the solicitation of proxies, including the cost of preparing, assembling and mailing the proxy material, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to the beneficial owners of our shares.

        All Lumenis shares represented by properly executed proxies received by us forty-eight (48) hours in advance of the meeting will, unless such proxies have been previously revoked, be voted at the meetings in accordance with the directions on the proxies. If no direction is indicated on the properly executed proxy, the shares will be voted in favor of the matters described above, and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Annual General Meeting or any adjournment or postponement thereof. A shareholder returning a proxy may revoke it at any time prior to commencement of the relevant meeting by communicating such revocation in writing to us or by executing and delivering a later-dated proxy. In addition, any person who has executed a proxy and is present at the meeting may vote in person instead of by proxy, thereby canceling any proxy previously given, whether or not written revocation of such proxy has been given. Any written notice revoking a proxy should be sent to Lumenis Ltd., P.O. Box 240, Yokneam 20692, Israel, attention General Counsel (fax number +972 4-959-9355).

OWNERSHIP OF LUMENIS SHARES

        We have authorized and outstanding one class of equity security, designated Ordinary Shares. The following table sets forth, as of November 11, 2009, the number of Ordinary Shares beneficially owned (including, for purposes thereof, shares issuable upon the exercise of options, warrants or other convertible securities that are exercisable or convertible within 60 days of November 11, 2009), by (i) each person or entity known to us to be the beneficial owner of more than 5% of our shares (our “major shareholders”); and (ii) our directors and members of our senior management as a group. Although certain of our directors are officers or directors of our major shareholders, such individuals disclaim beneficial ownership of the shares held by such major shareholders (except to the extent of their respective pecuniary interests therein). Beneficial ownership reflected in the following table is calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, under which an individual or entity is deemed to possess beneficial ownership with respect to a share if he, she or it directly or indirectly possesses sole or joint voting or dispositive power with respect to such share (whether via a contract, arrangement, understanding, relationship or otherwise). Unless otherwise indicated below, each of the persons and entities listed in the below table possess sole voting and dispositive power with respect to all shares reflected therein as owned by them.

Name and Address	Number of Shares Owned(1)	Approximate Percent of Shares Outstanding(2)

LM Partners L.P. and affiliates(3)
16 Abba Eban Avenue
46725 Herzlia Pituach, Israel	113,174,986	48.92%

Ofer Hi-Tech Investments Ltd. and affiliates(4)
9 Andre Saharov Street
31905 Haifa, Israel	89,795,897	39.59%

Bank Hapoalim B.M.(5)
23 Menachem Begin Street
Migdal Levinstein
46725 Tel Aviv, Israel	11,911,300	5.24%

All directors and members of our senior management as a group
(consisting of 15 persons)(6)	6,345,365	2.86%

(1)	The information regarding the Lumenis shares beneficially owned by Major Shareholders is generally based upon information provided by such shareholders.

(2)	Percentages in this table are based on the 215,340,549 Lumenis shares outstanding (excluding 35,527 treasury stock) as at November 11, 2009, plus such number of newly issued Lumenis shares as such shareholder had the right to receive upon the exercise of stock options or warrants that are currently exercisable or are exercisable within 60 days of November 11, 2009.

(3)	The beneficial ownership by LM Partners L.P. (“LM Partners”) of our ordinary shares consists of:

(a) 97,147,188 shares held directly by LM Partners of which:

(i) 70,047,566 shares were purchased on December 5, 2006 pursuant to a purchase agreement dated September 30, 2006 (the “2006 Purchase Agreement”) and the exercise of some of the warrants granted in connection therewith;

(ii) 8,537,690 shares were purchased on June 4, 2007 pursuant to the exercise of certain warrants granted in connection with the 2006 Purchase Agreement;

(iii) 13,743,750 shares were issued on March 18, 2009 under certain post closing share adjustment provisions of the 2006 Purchase Agreement (the “Adjustment Provisions”); and

(iv) 4,818,182 shares were purchased on June 25, 2009 pursuant to an equity financing (the “2009 Equity Financing”);

(b) 11,936,707 shares issuable upon the exercise of outstanding warrants granted in connection with the 2006 Purchase Agreement and held by LM Partners, all of which are currently exercisable;

(c) 2,409,091 shares issuable upon the exercise of the warrants granted to LM Partners in connection with the 2009 Equity Financing, all of which are currently exercisable;

(d) 1,632,000 shares issuable upon the exercise of options held by Mr. Beit-On, Chairman of our board of directors, in trust for the benefit of the general partner of LM Partners, that are currently exercisable by Mr. Beit-On exercisable or become exercisable within 60 days of November 11, 2009;

(e) 15,000 shares held by the estate of the late Mr. Aharon Dovrat, the father of Mr. Shlomo Dovrat, an affiliate of LM Partners; and

(f) 35,000 shares issuable upon the exercise of options granted to the late Mr. Aharon Dovrat during his service as a member of our board of directors, all of which are currently exercisable by the estate of Mr. Aharon Dovrat.

LM Partners is a limited partnership formed under the laws of the Cayman Islands. Mr. Beit-On, Mr. Shlomo Dovrat, Mr. Avi Zeevi and Mr. Eylon Penchas hold indirect interests in, and are directors in, and/or shareholders of, various entities that are the general partners of LM Partners and may be deemed to be the beneficial owners of the shares held by LM Partners. Mr. Beit-On, Mr. Shlomo Dovrat, Mr. Zeevi and Mr. Penchas disclaim beneficial ownership of the shares held by LM Partners except to the extent of their respective pecuniary interests therein. LM Partners and the individuals and entities that control it are part of a group generally known as Viola Partners.

(4)	The beneficial ownership by Ofer Hi-Tech Investments Ltd. (“Ofer Hi-Tech”) of our ordinary shares consists of:

(a) 74,227,964 shares held directly by Ofer Hi-Tech, of which:

(i) 46,633,091 shares were purchased on December 5, 2006 pursuant to the 2006 Purchase Agreement;

(ii) 12,908,871 shares were purchased on June 4, 2007 pursuant to the exercise of certain warrants granted in connection with the 2006 Purchase Agreement;

(iii) 10,413,275 shares were issued on March 18, 2009 under Adjustment Provisions; and

(iv) 4,272,727 shares were purchased on June 25, 2009 pursuant to the 2009 Equity Financing.

Of the above 74,227,964 shares, 8,695,584 shares are held by Ofer Hi-Tech in trust for certain third parties pursuant to a trust agreement, as amended, dated as of September 30, 2006 (the “Trust Agreement”);

(b) 9,313,293 shares issuable upon the exercise of outstanding warrants granted in connection with the 2006 Purchase Agreement and held by Ofer Hi-Tech (of which, warrants for 1,062,500 shares are held by Ofer Hi-Tech in trust for certain third parties pursuant to the Trust Agreement), all of which are currently exercisable; and

(c) 2,136,364 shares issuable upon the exercise of the warrants granted to Ofer Hi-Tech in connection with the 2009 Equity Financing (of which, warrants for 238,637 shares are held by Ofer Hi-Tech in trust for certain third parties pursuant to the Trust Agreement), all of which are currently exercisable.

(d) 438,310 shares held directly by Lynav Holdings Ltd., an affiliate of Ofer Hi-Tech, of which 373,065 shares were purchased on June 4, 2007 pursuant to the exercise of warrants granted in connection with the 2006 Purchase Agreement and transferred to Lynav Holdings Ltd. by an affiliated entity, and 65,245 shares were issued on March 18, 2009 under the Adjustment Provisions;

(e) 3,679,966 shares held by third parties with respect to which Ofer Hi-Tech shares voting power under the provisions of a Voting and Option Agreement dated August 31, 2007, under which such third parties have agreed to vote all shares held by them in favor of or in opposition to any resolution proposed for adoption at any meeting of our shareholders in the manner voted by Ofer Hi-Tech;

Ofer Hi-Tech is an indirect wholly owned subsidiary of Ofer Holdings Group Ltd., a company of which Orona Investments Ltd. and Lynav Holdings Ltd. are each the direct owners of one-half of the outstanding ordinary shares. All four of the said companies are incorporated under the laws of the State of Israel. Orona Investments Ltd. is indirectly owned 78% by Mr. Udi Angel, who also indirectly owns 100% of the means of control of Orona Investments Ltd. Lynav Holdings Ltd. is held 95% by CIBC Bank and Trust Company (Cayman) Ltd., as trustee of an irrevocable trust established in the Cayman Islands. Mr. Yoav Doppelt, a director of Lumenis, is the chief executive officer of Ofer Hi-Tech

(5)	The beneficial ownership of our ordinary shares by Bank Hapoalim B.M. consists solely of shares issuable upon the exercise of warrants held by the Bank, all of which are currently exercisable.

(6)	Solely comprises shares issuable upon the exercise of stock options that are currently exercisable or become exercisable within 60 days of November 11, 2009. The amount stated includes the 1,632,000 shares issuable upon the exercise of options held by Mr. Beit-On, Chairman of our board of directors, in trust for the benefit of the general partner of LM Partners that are currently exercisable by Mr. Beit-On or become exercisable within 60 days of November 11, 2009, but excludes other shares and rights to acquire shares held by LM Partners in respect of which Mr. Beit-On may be deemed to be the beneficial owner (See footnote (3) above).

PROPOSALS FOR THE ANNUAL GENERAL MEETING

ITEM 1 – RE-ELECTION OF AN EXTERNAL DIRECTOR

        Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required by Israel’s Companies Law 5759 – 1999 (as amended, the “Companies Law”) to appoint at least two external directors (“External Directors”). An External Director must be elected by the shareholders. The term of office of an External Director is three years and may be extended for an additional three years. Other directors are elected annually (see Item 2 below).

        To qualify as an External Director, an individual may not have, and may not have had at any time during the previous two years, any “affiliations” with the company or its “affiliates”, as such terms are defined in the Companies Law. The Companies Law prescribes certain qualifications for the external directors, in addition to those described above, including, that no person may serve as an External Director if the person’s position or other activities create or may create a conflict of interest with his or her role as an External Director.

        Ms. Talia Livni, was elected as an External Director of Lumenis on November 14, 2006 for an initial three-year term commencing December 5, 2006. Our board of directors has resolved that shareholders be asked at the Annual General Meeting to re-elect Ms. Livni as an External Director for an additional term of three years with effect from the date of the Annual General Meeting. Mr. Naftali (Tali) Idan who was elected as the other External Director of Lumenis on September 20, 2007, continues to serve the Company as an External Director.

        Pursuant to the Companies Law, at least one External Director must have “accounting and financial expertise”, and those External Directors who do not have such expertise must have “professional qualifications”, as such terms are defined in regulations issued under the Companies Law. Our board of directors has determined that Ms. Livni possesses the requisite professional qualifications required pursuant to the Companies Law.

        Pursuant to the Companies Law, Ms. Livni has delivered to Lumenis a declaration, confirming that she complies with the requisite qualifications for an External Director under the Companies Law and that she is not prohibited under the Companies Law from serving as a director of a public company.

        A brief biography of Ms. Livni is set forth below:

        Talia Livni (aged 66) has served as President of Naamat  – The Movement for the Advancement of Status of Women, since 2002. She served as the legal advisor of the Israeli General Federation of Labor from 1997 to 2001, as Head of the Human Resources Division of the Israeli Ministry of Defense from 1992 to 1997, and as Senior Deputy Legal Advisor to the Israeli Ministry of Defense from 1975 until 1992. Ms. Livni also served as a director of ECtel Ltd. from January to June 2007. Ms. Livni holds an LLB degree from the Hebrew University of Jerusalem and a master’s degree in social sciences from the Haifa University. She is also a graduate of the National Security Academy.

Proposal 1

        It is proposed that at the meeting the following resolution be adopted:

“RESOLVED that Ms. Talia Livni be, and she hereby is, re-elected to serve as an external director of Lumenis Ltd. for a term of three years from the date hereof.”

Required Vote

        Shareholders may vote for or against, or may abstain from voting, in connection with the re-election of Ms. Livni. Pursuant to the Companies Law, the election of an External Director will require the affirmative vote of a majority of shares present at the meeting, in person or by proxy, and voting thereon, provided that either: (i) the shares voting in favor include at least one-third of the shares voted by shareholders who are not “controlling shareholders” (as such term is defined in the Companies Law), disregarding abstentions; or (ii) the total number of shares voted against by those shareholders who are not “controlling shareholders”, disregarding abstentions, does not exceed one percent of all of the voting power in Lumenis.

        The board of directors recommends a vote FOR the re-election of Ms. Talia Livni as an External Director.

ITEM 2 – RE-ELECTION OF THREE DIRECTORS

        We currently have a board of five directors, including two External Directors elected pursuant to the requirements to the Companies Law (see Item 1 above). A director who is not an External Director is elected annually and holds office until the next annual general meeting following the general meeting at which such director was elected, or until his or her earlier resignation or removal pursuant to a resolution of a general meeting or applicable law.

        Our board of directors has nominated Messrs. Harel Beit-On, Yoav Doppelt and Eugene Davis, the three incumbent directors who are not External Directors, for re-election as directors at the Annual General Meeting.

        Certain information about the nominees is set forth below:

        Harel Beit-On (aged 50) has served as Chairman of our board of directors since December 2006. Mr. Beit-On is a partner in Carmel Ventures, a leading Israeli venture capital fund, and a co-founder of Viola Partners, a private equity investment group and a Founder/General Partner in Viola Private Equity investment fund. Mr. Beit-On has been a member of the board of directors of the general partner of LM Partners L.P. since November 2006. He serves as a member of the boards of directors of a number of companies, including Amiad Filtration Systems Ltd., Pulsar Welding Ltd. and Plenus Mezzanine 2006 Ltd., as well as several private companies that are part of the Carmel Ventures portfolio. Mr. Beit-On served as Chairman of the Board of Directors of Tecnomatix Technologies Ltd. from 2001 and as a director from 1999 until the acquisition of Tecnomatix in March 2005 by UGS Corp. Mr. Beit-On served as the Chief Executive Officer of Tecnomatix from 1996 until 2004, and as the President of Tecnomatix from 1995 to 2002. He holds a bachelor’s degree in economics from the Hebrew University of Jerusalem and an MBA degree from the Massachusetts Institute Technology (MIT).

        Yoav Doppelt (aged 40) has served as a director of Lumenis since December 2006 and has served as the Chief Executive Officer of Ofer Hi-Tech Group since 2001. He joined the Ofer Brothers Group in 1996 and has been with Ofer Hi-Tech from its inception in 1997, defining the vision and operational methodology of its private equity and high-tech investments. Mr. Doppelt currently serves as a member of the boards of directors of a number of companies, including Enzymotec Ltd., MGVS Ltd., Yozma Funds Management Ltd., YVC Management & Investments Ltd., Coreflow Ltd. and Naiot Technologies Center Ltd. and is actively involved in numerous investments within the Israeli private equity and high-tech arena and has successfully led several exit deals and has extensive experience in exit management. Mr. Doppelt has held various finance and managerial positions in the Ofer Brothers Group since joining the group. He holds a bachelor’s degree in economics and management from the Faculty of Industrial Management at the Technion – Israel Institute of Technology, Haifa, and an MBA degree from Haifa University.

        Eugene Davis (aged 54) has served as a director of Lumenis since April 2007. Since 1997, Mr. Davis has been Chairman and Chief Executive of Pirinate Consulting Group, LLC a privately-held consulting firm specializing in turn-around management, merger and acquisition consulting, hostile and friendly takeovers and strategic planning advisory services. Since forming Pirinate in 1997, Mr. Davis has advised, managed, sold, liquidated and/or acted as a Chief Executive Officer, Chief Restructuring Officer, Director, Committee Chairman and/or Chairman of the Board of a number of businesses. From 1998 to 1999, he served also as Chief Operating Officer of Total-Tel USA Communications, Inc. a telecommunications provider. Prior thereto, Mr. Davis was a director of Emerson Radio Corp. from 1990 to 1997, where he served in various executive positions, including Vice Chairman, President and Executive Vice President. From 1996 to 1997, Mr. Davis served as Chief Executive Officer and a director (and as Vice Chairman in 1997) of Sports Supply Group, Inc. a distributor of sporting goods and Athletic equipment. Mr. Davis holds a bachelor’s degree in international politics from Columbia College, a master’s degree in international law and organization from the School of International Affairs of Columbia University and a Juris Doctor degree from Columbia University School of Law. Mr. Davis is a member of the Texas Bar Association.

        Pursuant to the Companies Law, each of the nominees has delivered to the Company a declaration, confirming that he complies with the requisite qualifications for serving as a director under the Companies Law and that he is not prohibited under the Companies Law from serving as a director of a public company.

        The shares of Lumenis do not have cumulative voting rights for the election of directors, which means that (subject to the certain special requirements regarding voting for the election of External Directors –see Item 1 above)the holders of shares conferring more than 50% of the voting power represented in person or by proxy and voting for the election of directors at a general meeting of shareholders have the power to elect all the directors, to the exclusion of the remaining shareholders.

Proposal 2

        It is proposed that at the meeting the following resolution be adopted (with respect to each nominee):

“RESOLVED, that each of the following persons be, and each hereby is, re-elected to serve as a director of Lumenis Ltd., effective from the date hereof and until the next annual general meeting of shareholders or until his successor is duly appointed and qualified or until his earlier resignation or removal:

Harel Beit-On Yoav Doppelt Eugene Davis

Required Vote

        Shareholders may vote for or against, or may abstain from voting, in connection with the election of each of the said nominees. The affirmative vote of a simple majority of the shares present at the meeting, in person or by proxy, and voting thereon, is required to re-elect each of the said nominees as directors.

        Our board of directors recommends a vote FOR the re-election of each of Messrs. Harel Beit-On, Yoav Doppelt and Eugene Davis.

ITEM 3 – RE-PRICING OF STOCK OPTIONS GRANTED TO EUGENE DAVIS, A DIRECTOR

        Mr. Eugene Davis has served as a director of Lumenis since his appointment to our board of directors on April 18, 2007. Mr. Davis’s terms of compensation, approved by shareholders in September 2007, comprise an annual directors fee of $40,000, a per meeting fee of $750 and the grant to him of options to purchase 200,000 shares of Lumenis at an exercise price of $1.0722 per share, vesting over a period of three years from his appointment, all of which currently remain unexercised.

        Subject to shareholders’ approval, it had been agreed that the exercise price of the stock options granted to Mr. Davis will be reduced to $0.9126 per share, equivalent to the effective price per share paid by Lumenis’s two Major Shareholders, LM Partners and Ofer Hi-Tech, under the 2006 Purchase Agreement (see “Ownership of Lumenis Shares” above), after giving effect to the adjustments resulting from certain post closing share adjustment provisions set forth in such agreement and briefly described below.

Shares Adjustments Related to Litigation Outcome.

        The 2006 Purchase Agreement contains post closing share adjustment provisions (the “Adjustment Provisions”), pursuant to which the number of shares purchased under the agreement (as well as the shares issued to-date upon the exercise of the certain warrants) is to be adjusted to take into account various awards, judgments, losses, liabilities, indemnities, damages, costs and expenses exceeding, or not otherwise covered by, our insurance coverage in connection with certain investigations and lawsuits relating, in whole or in part, to matters occurring prior to the closing of the 2006 Purchase Agreement. Adjustment for this purpose is by way of the issuance to the Major Shareholders and certain assignees, for no additional consideration, of a number of additional shares based upon the formula set forth in the 2006 Purchase Agreement. (For additional details, see the section entitled “2006 Recapitalization” in Item 4 of our annual report on Form 20-F for the fiscal year ended December 31, 2008, filed with the Securities and Exchange Commission on June 30, 2009.)

        On March 18, 2009, in implementation of the Adjustments Provisions and following confirmation and approval by our audit committee, we issued an additional 24,466,936 shares to the Major Shareholders and certain assignees for no additional consideration. This reflected an effective price per share of $0.9126 for the shares acquired to date under the 2006 Purchase Agreement. In addition, the terms of certain warrants granted in connection with the 2006 Purchase Agreement, and currently outstanding, also provide that, upon the issuance of additional shares pursuant to the Adjustment Provisions, the exercise price of such warrants would automatically be reduced, to 110% of the said adjusted effective price per share.

Audit Committee and Board Approval.

        Under the Companies Law, the terms of compensation of our directors, including the grant or change of terms of stock options, must be approved by our audit committee, board of directors and shareholders, in that order. Our audit committee and board of directors have approved the re-pricing of the 200,000 stock options granted to Mr. Davis from an exercise price of $1.0722 per share to an exercised price of $0.9126 per share and shareholders are being requested, at the Annual General Meeting, to approve such re-pricing. All other terms of the said stock options remain unchanged.

Proposal 3

        It is proposed that at the meeting the following resolution be adopted:

“RESOLVED that, the exercise price of the stock options granted to Eugene Davis on September 20, 2007 for the purchase of 200,000 Ordinary Shares of the Company, be, and the same hereby is, reduced from $1.0722 per share to $0.9126 per share, effective as of the date hereof.”

Required Vote

        Approval of the above resolutions will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting thereon.

        Our board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 4 – RE-APPOINTMENT OF INDEPENDENT AUDITORS
AND FIXING THEIR REMUNERATION

        Kost Forer Gabbay & Kasierer, Certified Public Accountants (Israel), a member firm of Ernst & Young Global Limited, independent registered public accounting firm, were appointed in November 2008 to serve as our independent auditors and our audit committee and our board of directors have nominated Kost Forer Gabbay & Kasierer for reappointment as our independent auditors.

        Kost Forer Gabbay & Kasierer have no relationship with us or with any of our subsidiaries or affiliates, except as auditors and, to a lesser extent, tax consultants. Our audit committee and our board of directors believe that such limited non-audit function does not affect the independence of Kost Forer Gabbay & Kasierer.

        Shareholders will be asked at the Annual General Meeting to approve the re-appointment of Kost Forer Gabbay & Kasierer as our independent auditors until the next annual general meeting of shareholders and to authorize our board of directors (with power of delegation to our audit committee) to fix the compensation of our independent auditors.

        A representative from Kost Forer Gabbay & Kasierer is expected to be available at the Annual General Meeting to respond to appropriate questions from shareholders.

        At the Annual General Meeting, the board of directors will report the remuneration paid to Kost Forer Gabbay & Kasierer and other member firms of Ernst & Young Global Limited, for their auditing activities and for their non-auditing activities for the year ended December 31, 2008.

Proposal 4

        It is proposed that at the meeting the following resolution be adopted:

“RESOLVED, (i) that the re-appointment of Kost Forer Gabbay & Kasierer as independent auditors of Lumenis until immediately following the next annual general meeting of shareholders of Lumenis be, and it hereby is, approved, and (ii) to authorize our board of directors (with power of delegation to the audit committee) to fix the remuneration of said independent auditors in accordance with the volume and nature of their services.”

Required Vote

        Approval of the above resolution will require the affirmative vote of a simple majority of the shares present, in person or by proxy, and voting thereon.

        Our board of directors recommends a vote FOR approval of this proposed resolution.

ITEM 5 – DISCUSSION OF AUDITORS’ REPORT AND FINANCIAL STATEMENTS

        Our board of directors will present to the Annual General Meeting the audited Consolidated Financial Statements of Lumenis as of and for the year ended December 31, 2008. A copy of such audited Consolidated Financial Statements and the Auditors’ Report with respect thereto are included in our Annual Report on Form 20-F, which we filed with the Securities and Exchange Commission (the “SEC”) on June 30, 2009. You may read and copy this report without charge at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material may be obtained by mail from the Public Reference Branch of the SEC at such address, at prescribed rates. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC reports may also be viewed on our website – www.luminis.com or through the EDGAR website of the SEC at www.sec.gov. Neither these websites nor these reports are part of this Proxy Statement or the proxy solicitation material. We will hold a discussion with respect to such audited Consolidated Financial Statements at the Annual General Meeting. A representative from our independent auditors, Kost Forer Gabbay & Kasierer, is expected to be available at the Annual General Meeting to respond to appropriate questions from shareholders.

        This item will not involve a vote of the shareholders.

OTHER BUSINESS

        Other than as set forth above, management knows of no business to be transacted at the Annual General Meeting but, if any other matters are properly presented at the Annual General Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By order of the Board of Directors, Harel Beit-On Chairman of the Board of Directors Dov Ofer Chief Executive Officer

Dated: November 13, 2009